SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE YEAR AND QUARTER
E N D E D  3 1  D E C E M B E R  1 9 9 9
H I G H L I G H T S
For the year:
•   Headline earnings up 30%
•   Cash and total costs down 6%
•   Dividends up 29%
•   12% return on capital employed
•   15% return on shareholders' equity
For the quarter:
•   Headline earnings down 6%
•   Cash and total costs up 7%
Quarter
ended
Dec.
1999
Quarter
ended
Sept.
1999
Year
ended
Dec.
1999
Year
ended
Dec.
1998
Rand/Metric
Prepared in accordance with International
Accounting Standards
Gold
Produced
Revenue
Cash costs
Total production costs -
Operating profit
Net capital expenditure
Attributable profit
Attributable earnings
Headline earnings
Headline earnings before
deferred lax adjustment
Dividends - cents per share
kg/oz (OOO)
R/kg/$/oz sold
R/kg/$/oz produced
R/kg/$/oz produced
R million/$ million
R million/$ million
R million/$ million
cents per share
cents per share
cents per share
52
 679
62
 735
43
 874
50
 201
698
366
532
540
494
494
55
 337
61
 754
40
 823
46
 714
824
327
493
504
528
528
215 166
61
 830
41
 712
47
 842
3
 088
1
 254
2
 654
2
 695
2
 485
2018
2
 000
205 349
58
 830
39
 944
46
 060
2
 608
556
1
 711
1
 748
1
 568
1
 568
1
 550
Quarter
ended
Dec.
1999
1
 693
319
223
255
114
60
87
88
81
81
Quarter Year
ended ended
Sept. Dec.
1999 1999
Dollar/Imperial
1
 779
316
209
239
135
54
81
83
87
37
6
 918
315
212
244
505
205
434
441
407
330
328
Year
ended
Dec.
1998
6
 602
333
225
259
470
101
318
324
283
283
264
anglo
ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South  A f r i c a

CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of the company's exploration and production projects, and the company's liquidity and capital resources and expenditure, contain certain forward-looking statements regarding the company's operations, economic performance and financial condition. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Published by the AngloGold Corporate Communications Department
Postal address:
Telephone:
Facsimile:
E-mail:
PO Box 62117
Marshalltown
2107
South Africa
(11) 637 6147
(11) 637 6399/6400
investors@anglogold. com

LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER
Dear Shareholder
ANGLOGOLD FOURTH QUARTER AND 1999 ANNUAL RESULTS
AngloGold today reports a good set of annual results, but a disappointing fourth quarter.
For the 1999 financial and calendar year, headline earnings (adjusted for a change in the tax rate) have risen by 30%
to R1. 9 billion, gold production has increased by 5%, while both cash costs and total costs have come down by 6%,
Return on capital employed at 12% and on shareholders' equity at 15% demonstrate that this company can earn good returns for its shareholders even in the weakest of gold markets. The company is pleased to announce a final dividend of R11, for a total dividend of R20 for 1999, 29% up on 1998.
In this fourth quarter, headline earnings (before the deferred tax rate adjustment) declined by 6% to R486 million
($79. 5 million), gold produced by 5%, with cash costs increasing to $223 (7% up), and total costs to $255 (7% up) on a received gold price of $319, 1% higher than the previous quarter.
The reduced production was anticipated in the operations in the Americas, and in Mali. The South African production decline of 4% quarter on quarter is disappointing and is the focus of management attention at both the South Africa division and corporate level. More detailed reasons for this decline are set out elsewhere in this report.
Looking forward, with the acquisition of Acacia, AngloGold now produces some 1. 5 million ounces from surface and shallow mining (approximately 20% of total production). This represents a significant change in the company's operational risk profile and signals a positive development for all of AngloGold's stakeholders - investors, employees, communities and governments. The company will be energetically exploring further opportunities to diversify the geographical and mining mix in 2000.
The past year saw an increase in capital expenditure, mainly in the South African operations. Here, four major projects, all of which have recently been subjected to rigorous technical and financial reviews, are expected to produce 25 million ounces of gold, at a projected average cash cost of $180 per ounce using upgraded infrastructure and modern technology.
The Washington Agreement on the selling, lending and leasing of gold has seen the price rise sharply and stabilise around $290. The company continues to believe that physical market fundamentals are positive, and that favourable market conditions will lead to renewed investor interest in the metal. In 2000 the company will continue to look for innovative ways to expand and deepen these physical markets for our product.
During 1999, the company has intensified its efforts to achieve much safer working conditions at all operations, and in particular at the South African operations. The Board and Management realise that much remains to be done. It is encouraging to report a 25% reduction in fatalities and an 11% reduction in lost time accidents, with rates reducing respectively by 17% and 5% in each case. The Board has high expectations of continued improvement in these safety measures at hopefully even faster rates.
NICKY OPPENHEIMER                                                                                                                                           BOBBY GODSELL
Chairman                                                                                                                                                              Chief Executive Officer
9 February 2000

SOUTH AFRICA
Overall performance
Gold production decreased by 10% in 1999 to 178. 7 tonnes (57 million ounces) against a planned reduction of 6%, notwithstanding marginal improvements in both value and volume efficiencies. Rand cash costs increased to
R44 161 per kilogram but decreased by 1% to $225 per ounce as a result of the devaluation of the rand.
For the year. Kopanang,  Tau Lekoa, Tshepong and Mponeng posted improved performances over both planned levels and the previous year's results. Ergo maintained a steady performance despite a mid-year problem with a fire in the elution building. Great Noligwa intersected the Jersey fault earlier than planned, experiencing a drop in grade and gold produced. Despite this, it exceeded targeted gold production and operating profit levels.
Events at a number of operations hampered production and operating performance, year on year: Matjhabeng's earthquake (2. 3 tonnes), fires at Bambanani (0. 7 tonnes), the Klippan washout at Joel (0. 5 tonnes) and the tertiary shaft failure at Savuka (1. 2 tonnes ). TauTona and Deelkraal tabled disappointing results, following increased seismicity and infrastructural problems.
After a slow start to 1999, operations improved from mid-year through to the third quarter. In the fourth quarter gold production fell by 4% to 43 363 kilograms. This was due to the adverse impact on production of infrastructural delays at TauTona, slower than anticipated start-up at the Matjhabeng's Eland shaft, the impact of the fires at Bambanani and the seismic events at West Wits operations. On the cost side, there was unplanned expenditure on shaft infrastructure and to counter equipment failure at both Bambanani and TauTona.
Unit cash costs increased by 7% to R46 665 per kilogram and by 6% to $237 per ounce. Operating profit fell by
27% in the fourth quarter to R463. 8 million. Productivity measured in square metres per employee improved by 2% to
4. 28, but the adverse gold production resulted in grams per employee falling to 174.
Capital projects
The shaft sinking at Joe! has reached 129 level (1 293 metres below surface) and station development is in progress.
The Mponeng deepening project is progressing well. Sinking operations are complete to 123 level (3 642 metres below surface) and equipping of the SS1 shaft have begun. Development of the top cut in the 81 level man winder chamber has also started.
The Moab Khotsong project continues to progress well. The work in the rock/ventilation and main shafts continued at acceptable rates with no problems envisaged.
The carbon technology project at West Wits is functionally complete with minor work still to be done on the residue thickener.
The sub shaft deepening at Elandsrand has been completed. The major remaining components are access development on 102, 105, 109 and 113 levels (3 000, 3 200, 3 400 and 3 800 metres, respectively) and in-circle development. A total of 6 014 metres is planned for the 2000 financial year.
OTHER AFRICAN OPERATIONS
AngloGold has a 38% interest in the Sadiola mine in Mali and a 100% interest in the Navachab mine in Namibia.
For the year, Sadiola increased production by 7% over 1998 to 206 000 attributable ounces. This, together with a 2%
decrease in cash costs to $102 per ounce, resulted in a 2% increase in operating profit for the year to $25. 7 million.
As reported previously grades at Sadiola for the fourth quarter were unlikely to be as high as those achieved during the record third quarter. Though throughput increased by 3% to 560 tonnes, a lower average recovered grade of
3. 7 grams per tonne for the quarter, together with lower metallurgical recoveries, resulted in attributable gold production decreasing by 15% to 51 000 ounces. Cash costs increased by 23% to $108 per ounce largely because of the fall in gold production.
The feasibility study for Yatela has been completed and the AngloGold Board has approved capital expenditure of
$76 million for the development of this mine. The Board's approval is subject to the successful conclusion of negotiations with the Mali Government and the completion of financing for the project. Situated 25 kilometres to the north of Sadiola, Yatela will be an open-pit operation with an ore treatment rate of 2. 5 million tonnes a year and will produce 1 2 million ounces of gold over a five-year period at a cash cost of $175 per ounce. Construction is expected to begin in May 2000 with the first gold production during May 2001. AngloGold will hold a 40% share in the joint venture with IAMGOLD holding 40% and the Mali Government 20%. AngloGold will manage the operation via the
Mali-registered company AngloGold Services Mali SA (ANSER).
In 1999, production at Navachab increased by 8% over 1998 to 65 000 ounces. Cash costs decreased by 11% to
$240 per ounce, although much of this improvement was attributable to the devaluation of the Namibian dollar.
Navachab had a good quarter with production increasing by 19% to 19 000 ounces, resulting in unit cash costs decreasing by 10% to $217 per ounce.
While the problems reported during the previous quarter may still limit further investment at Navachab, approval has been granted for a western extension to the pit that will extend the life of Navachab to the year 2005. A decision on an eastern extension has been delayed until 2001.
NORTH AMERICA
These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest
(100% interest in production ounces, subject to contract obligations by the joint venture partners) in the Cripple Creek
& Victor joint venture. In their first year as part of AngloGold, these operations have performed beyond expectations by producing 485 000 ounces at a cash cost of $173 per ounce.
In aggregate, the North American operations had a difficult production quarter. Gold production decreased by 5% to
129 000 attributable ounces, despite an excellent performance at Jerritt Canyon. A creditable cost performance, though, ensured that unit cash costs were well maintained at $162 per ounce, 8% lower than the previous quarter.
As a result of higher head grades and plant throughput, Jerritt Canyon enjoyed a much improved fourth quarter, both in terms of gold production and cash costs per ounce. In November 41 300 ounces were produced, a record monthly production for this operation. Cash costs per ounce were $30 lower than in the previous quarter, a reflection of the improved production as well as the benefit of cost containment measures.
The long history of surface mining at Jerritt Canyon came to a close with the depletion of reserves at the DASH open pit. Mining is now concentrated at the two underground mines, SSX and Murray, with two new underground mines,
MCE and Smith, under development.
This quarter saw Jerritt Canyon suffer its single minor lost time injury for the year Employee productivity continued to improve, aided by the new underground truck fleet introduced earlier in the year.
At Cripple Creek & Victor, contrary to process model predictions, a substantial dip in process solution grades was experienced during the latter half of the quarter. This resulted in the gold production being less than the record achieved in the previous quarter.
On the positive side, there were no lost time accidents reported during the fourth quarter and the year ended with the single minor lost time accident reported in July. Despite an ongoing cost containment programme, employee productivity measures declined owing to the relatively low metal production.
Good progress was made with the East Cresson Pit capital project and the synthetic liner was placed on the Valley
Heap Leach Facility Phase 2A extension. Earthworks associated with Phase 3 were completed and, following liner installation in mid-2000, first production is expected in the latter months of 2000.
SOUTH AMERICA
These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in Serra Grande mines, both in Brazil, as well as the 46. 25% interest in Cerro Vanguardia mine in southern Argentina. These operations, also in their first year as part of AngloGold, exceeded expectations by producing 425 000 ounces at a creditable $128 per ounce.
Production at each of the three operations decreased from the previous quarter. In aggregate, the gold production declined by 11%. Cash costs, though, were maintained at levels similar to the previous quarter at $123 per ounce.
During December, modifications to the milling circuit at Serra Grande plant were completed, which will increase throughput by 17% to 700 000 tonnes per annum.

At Cerro Vanguardia, with the exception of the throughput constraints associated with the primary crushing section, the other operational problems associated with the plant as previously reported have been overcome. This resulted in a record monthly tonnage treated of 66 297 tonnes for December. Work on the primary crusher section is continuing.
The Completion Certificates of the Senior Lender Technical Completion Tests as submitted to the lenders were accepted.
Safety performance at the three operations continues to be monitored with five lost time accidents being reported, compared with seven in the previous quarter.
In addition to the two previously reported exploration joint venture agreements, an agreement has been concluded with Conquistador Mines to pursue exploration prospects in Colombia. During November, an exploration office was opened in Lima. Peru, to take advantage of this region's high gold prospectivity. Other exploration work in South
America continues to be centred on the existing mine exploitation areas and in Brazil and Argentina.

The gold price rallied in reaction to the announcement on 26 September 1999 by members of the European Central
Bank, supported by Great Britain and Switzerland, of a ceiling of 2 000 tonnes of gold sales by that group over the next five years, and no increases to current levels of gold lending by the group. The rally carried the price up to a recorded high of $338 per ounce during the final quarter of 1999, This peak was over $80 or 30% above the price at which the metal traded in mid-September. Inevitably, the market has corrected for this sharp rise, and closed the quarter trading at around $290 per ounce. A brief rally above $300 early in February emphasises the fact that there is underlying investor interest in the metal since the change in sentiment during the final quarter of 1999. The average spot price of S295 per ounce for the final quarter of the year compares favourably with the average of
$259 per ounce for the previous quarter, and $278 for the year as a whole.
The announcement by the European Central Bank members, coming on the heels of arrangements entered into by the International Monetary Fund to avoid the sale of a portion of its holdings into the open market, has provided the gold market with a most important reassurance of the concern felt by the official sector over negative speculation in the gold market over official sales, and of the official sector's desire to eliminate that distortion from the market. To a considerable degree, this reassurance has been effective in eliminating the kind of scaremongering which so affected this market in recent years. New sales of gold by the Dutch Central Bank announced late in 1999 have been accepted by the market and absorbed without negative effect as being part of the announced ceiling on sales from that sector.
The sharp rise in the spot price of the metal had an unavoidably negative effect on physical demand for gold in the major developing markets for the metal, particularly in India and the Middle East, where demand is most price sensitive. As the spot price returned to $300 per ounce, so sales of bullion scrap from the Middle East declined, and buying interest returned; overall, we expect that final demand figures for gold for 1999 will show a continued
encouraging trend.
The volatility in the gold price during the final quarter was increased by uncertainty in the market as to the credit positions of certain gold mining companies with large gold price hedges in proportion to their actual production of gold, and by a degree of disorder in the gold lending market. While the gold lending market has returned to stability, there remains concern about those gold mining companies with credit difficulties brought about by the nature or size of their hedge positions. The nature of these difficulties has provided important lessons for participants in the gold forward markets, and have caused many gold mining companies to consider the nature and appropriateness of their gold price hedge positions.
The AngloGold net open hedge position as at the end of 1999 shown below reflects a lower level of hedging than that reported at the end of the third quarter of 1999. The additional table of all open positions as at
31 December 1999 provides for the first time the details of both forward and option contracts in AngloGold, compared with the net delta of all open positions previously reported by the company. The hedge position for Acacia has been included. All gold lease rates in this open position were fixed over the year-end. Going forward, approximately half of the forward positions have gold lease rates fixed through to maturity; the gold lease rate is fixed in all open option positions.

Net Delta Open Hedge Position as at 31 December 1999
As at 31 December 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand values based on a spot rand/dollar rate of 6. 14 available on 31 December 1999.
  12 Months ending
AngloGold                                     31 December 2000
2001
2002
2003
2004
January 2005 - December 2009
Total
Kilograms
sold
111 117
84 895
69 156
39 433
25 838
87 603
418 042
Forward Price
Rand per kg
64 862
72 636
78 307
83 183
88 490
110 975
81 517
Forward Price
US$ per
 oz
325
342
347
346
344
364
343
Ounces
sold (000)
3 572
2 729
2 223
1 268
831
2 817
13 440
% Positions
in US$
45
59
56
77
80
80
62
  12 Months ending
Acacia                                      31 December 2000
2001
2002
2003
2004
January 2005 - December 2010
Total
Kilograms
sold
37 384
7 103
11 922
8 877
3 110
20 583
88 980
Forward Price
AU$ per
 oz
465
620
625
575
550
623
549
Forward Price
US$ per
 oz
302
403
406
374
358
405
357
Ounces
sold (000)
1 202
228
383
285
100
662
2 861
The marked to market value of all hedge transactions making up the hedge positions in the above table was
R1 288 million ($210 million) as at 31 December 1999. The value was based on a gold price of $288. 5 per ounce.
exchange rates of R/US$6. 14 and US$/AU$0. 65 and the prevailing market interest rates and volatilities at the time.
As at 9 February 2000, the marked to market value of the hedge book was R298 million($47 million) based on a gold price of $296 per ounce and exchange rates of R/$6. 31 and US$/AU$0. 63 and the prevailing market interest rates and volatilities at the time.

AngloGold Hedge Position as at 31 December 1999
Year
Dollar Gold
Forward Contracts
Amount (kg)
US$ per
 oz
Put Options Purchased
2000 2001
81 423
$313
51 747
$327
Amount (kg)                                          12 519                          3110
U S $ per  oz

                         $294                           $396
-Delta (kg)
Put Options Sold
Amount (kg)
US$ per
 oz
Delta (kg)
Call Options Purchased
Amount (kg)
US$ per
 oz
*Delta (kg)
Call Options Sold
Amount (kg)
US$ per
 oz
Delta (kg)
Rand Gold
Forward Contracts
Amount (kg)
Rand per kg
Put Options Purchased
Amount (kg)
Rand per kg
Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
Delta (kg)
Call Options Sold
Amount (kg)
Rand per kg
Delta (kg)
AU Dollar Gold
Forward Contracts
Amount (kg)
AU$ per
 oz
Call Options Purchased
Amount (kg)
AU$ per
 oz
Delta (kg)
Rand Dollar (000)
Forward Contracts
Amount (US$)
ZAR per US$
Put Options Purchased
Amount (US$)
ZAR per US$
Delta (kg)
Put Options Sold
Amount (US$)
ZAR per US$
*Delta (kg)
Call Options Sold
Amount (US$)
ZAR per US$
*Delta (kg)
4 073
13 997
$261
2 192
45 955
$326
8 033
41 055
$306
17 246
21 834
R71 340
2 177
R68 435
1 986
14 777
R58 952
8 689
20 837
R68 336
3 469
38 413
AU$466
10 575
AU$591
1 029
215 210
R6.
 67
95 000
R6.
 39
61 371
90 000
R6.
 18
158 000
R6.
 56
50 800
2 703
1 555
$350
497
7 487
$362
1 935
24 036
R79 038
1 244
R75 554
930
18 214
R78 116
4 041
2002
38 933
$330
3 110
$407
2 577
11 885
$372
3 720
20 086
R84 198
14 357
R87 002
3 840
7 285
AU$621
4 121
AU$717
181
12 255
R6.
 14
30 670
R6.
 57
15 587
12 597
AU$625
6 687
AU$728
674
16 284
R6.
 48
2003 2004 2005-2009
26 255
17 649
$337                          $339
1 866
$416
1 459
10 463
$371
3 994
6 289
R89 116
4 519
R93 765
1 436
9 953
AU$588
6 998
AU$700
1 075
1 366
$433
1 436
3 303
$338
1 884
3 925
R92 969
1 875
R93 602
1 044
3 110
AU$550
Total
66 765
$351
5 182
$349
3 321
14 630
R137
 310
4 994
R113
 695
2 887
36 391
AU$650
36 391
AU$686
15 799
33 450                          8 000
R7.
 06
16 414
R6.
 94
5 452
282 772
$331
22 472
$345
12 248
13 997
$261
2 192
47 511
$326
8 530
79 375
$334
32 100
90 800
R89 017
3 421
R71 024
2 916
14 777
R58 952
8 689
64 795
R81 237
16717
107 750
AU$571
64 773
AU$679
18 758
243 749
R6.
 63
95 000
R6.
 39
61 371
90 000
R6.
 18
230 120
R6.
 65
88 254
*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised.
This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 1999.

1.  The audited financial results have been prepared in accordance with International
     Accounting Standards. Certain items for the previous quarter have been restated for comparative purposes. The attributable profit previously reported for the September quarter remains unchanged.

2.  With effect from 7 February 2000, AngloGold acquired 100% of the issued share capital of
     Acacia Resources Limited (Acacia), a gold company operating in Australia. This followed the close of the offer on 24 December 1999 and the subsequent compulsory acquisition of the shares held by those shareholders  who had not accepted the offer.
     The results of Acacia to 31 December 1999 have not been consolidated. However, the Group
     Balance Sheet as at December 1999 includes the assets and liabilities of Acacia.

3.  During the quarter, 8 659 379 ordinary shares were allotted to Acacia shareholders at a price of R2.98 per share and 32 050 ordinary shares were allotted in terms of the Share Incentive
     Scheme, thereby increasing the number of ordinary shares in issue at 31 December 1999 to
     106 614 678.

     Since the end of the quarter there were allotments of 351 009 ordinary shares at a price of R2.98 per share  to complete the acquisition of Acacia and 2 200 ordinary shares in terms of the Share Intensive Scheme. The number of ordinary shares in issue at the date of this report totalled 106 967 887, which includes 9 010 388 shares issued for the acquisition of Acacia and in respect of which application has been made for a listing on the Johannesburg Stock Exchange.

4.  Earnings per share have been calculated using the weighted average number of shares in issue.

5.  Orders placed and outstanding on capital contracts as at 31 December 1999 totalled
     R381.8 million, equivalent to US$62.0 million at the rate of exchange ruling on that date.

6.  Year 2000
     All operations of the company reported a smooth transition into the year 2000. Costs incurred to end December 1999 to achieve this status, exclusive of expenditure on planned upgrades, internal manpower and certain outsourcing charges, amounted to R15 million.

7. Dividend
The directors have today declared Final Dividend No. 87 of 1 100 (1998; 800) South African cents per ordinary share for the year ended 31 December 1999 Payment details are as follows:
To registered holders of ordinary shares
Ex-dividend date
Last day to register for dividend and for change
of address or dividend instruction
Record date
Registers closed                                      from
to (inclusive)
Currency conversion date
Dividend warrants posted
Payment date of dividend
South African and
United Kingdom
share registers
2000
Monday, 28 February
Friday, 25 February
Friday, 25 February
Saturday. 26 February
Saturday, 4 March
Monday, 28 February
for UK pounds
Thursday 30 March
Friday 31 March
Australian
share register
2000
Monday, 21 February
Not applicable
Friday, 25 February
Not applicable
Not applicable
Monday, 28 February
for Australian dollars
Thursday, 30 March
Friday, 31 March
To holders of American Depositary Shares
(Each American Depositary Share represents one-half of an ordinary share)
2000
Ex-dividend on New York Stock Exchange
Record date
Wednesday, 23 February
Friday. 25 February
Approximate date for currency conversion into US dollars
Friday, 31 March
Approximate payment date of dividend

Monday, 10 April
For illustrative purposes, the dividend payable on an American Depositary Share was equivalent to 87.08
(1998: 63. 85) US cents at the rate of exchange ruling on Tuesday, 8 February 2000.
8. Additional information, which is not material, is to be disclosed to the Australian Stock Exchange (ASX) in terms of the ASX's listing rules. This information will be available on the Internet and in printed format from the investor relations contacts, whose details, along with the company's website address, appear at the end of this document.
By order of the Board
N F OPPENHEIMER
Chairman
RM GODSELL
Chief Executive Officer
9 February 2000

GROUP BALANCE SHEET
Prepared in accordance with International Accounting Standards
December 1998
September 1999
December 1999
December 1999
September 1999 December 1998
US Dollar million
SA Rand million
ASSETS
Non-current assets
1 974.0

2 457.3

2 890.9

Mining assets
17 792.3

14 762.0

11 609.4

(14.4)

 138.0

 217.6

Goodwill
1 339.2

 829.0

(84.7)

 129.0

 10.9

 8.9

Investments
 54.7

 65.6

 758.6

 37.2

 43.3

 44.5

AngloGold Environmental Trust
 273.7

 260.0

 218.8

 69.9

 59.4

 53.9

Long-term loans - unsecured
 331.7

 357.0

 411.1

2 195.7

2 708.9

3 215.8

19 791.6

16 273.6

12 913.2

Current assets
 120.2

 167.3

 188.6

Inventories
1 160.9

1 005.1

 707.2

 148.0

 191.2

 228.7

Trade and other receivables
1 407.3

1 148.9

 870.3

 22.0

 21.2

 21.3

Current portion of loans advanced
 131.0

 127.1

 129.3

 254.6

 470.8

 494.1

Cash and cash equivalents
3 041.1

2 828.3

1 497.2

 544.8

 850.5

 932.7

5 740.3

5 109.4

3 204.0

2 740.5

3 559.4

4 148.5

Total assets
25 531.9

21 383.0

16 117.2

EQUITY AND LIABILITIES
Capital and reserves
 895.7

 878.9

1 271.7

Share capital and premium
7 827.0

5 279.8

5 267.5

 29.4

 26.0

 29.5

Non-distributable reserve
 181.6

 156.3

 172.7

 238.7

 486.2

 356.5

Retained earnings
2 194.0

2 921.1

1 404.2

1 163.8

1 391.1

1 657.7

Shareholders' equity
10 202.6

8 357.2

6 844.4

 0.1

 26.3

 26.5

Minority interests
 163.1

 158.0

 0.9

1 163.9

1 417.4

1 684.2

10 365.7

8 515.2

6 845.3

Non-current liabilities
 126.7

 704.5

 672.5

Borrowings
4 138.8

4 232.6

 745.1

 15.7

 15.8

 18.7

Debentures
 114.9

 95.1

 92.2

 229.9

 296.3

 338.4

Other long-term liabilities
2 082.9

1 779.7

1 352.0

 733.1

 667.6

 710.9

Deferred taxation
4 375.4

4 010.5

4 311.6

1 105.4

1 684.2

1 740.5

10 712.0

10 117.9

6 500.9

Current liabilities
 236.0

 281.0

 332.6

Trade and other payables
2 046.5

1 687.8

1 387.8

 41.5

 107.9

 137.1

Current portion of borrowings
 843.7

 648.0

 244.0

 60.6

 68.9

 62.7

Taxation
 385.9

 414.1

 356.4

 133.1

-

 191.4

Dividends
1 178.1

-

 782.8

 471.2

 457.8

 723.8

4 454.2

2 749.9

2 771.0

2 740.5

3 559.4

4 148.5

Total equity and liabilities
25 531.9
"The results have been prepared in accordance with Internationa Accounting Standards."
21 383.0

16 117.2

GROUP CASH FLOW STATEMENT
Year
Year
Quarter
Prepared in accordance with International Accounting Standards
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
1998
1999
1999
1999
1999
1998
US Dollar million
SA Rand million
Cash flows from operating activities
 571.2

 581.2

 216.3

Cash generated from operations
1 324.3

3 550.5

3 178.4

 4.4

 4.4

 0.9

Growth in Environmental Trust
 5.5

 26.3

 27.3

 44.6

 71.4

 24.8

Interest received
 151.8

 436.6

 246.4

(17.1)

(55.5)

(18.0)

Interest paid
(110.0)

(339.4)

(94.4)

 7.2

 6.2

 0.4

Dividends received
 2.5

 37.7

 39.7

(255.9)

(272.3)

-

Dividends paid
-

(1 663.6)

(1 414.3)

(111.2)

(100.1)

(17.3)

Mining and normal taxation paid
(106.2)

(611.3)

(614.7)

 243.2

 235.3

 207.1

Net cash inflow from operating activities
1 267.9

1 436.8

1 368.4

Cash flows from investing activities
(173.5)

(206.1)

(61.1)

Purchase of mining assets
(374.1)

(1 259.0)

(958.8)

 72.9

 2.5

 2.5

Proceeds from sale of mining assets
 15.1

 15.1

 402.8

(4.4)

(2.1)

(0.8)

Investments acquired
(4.8)

(12.7)

(24.6)

-

(464.4)

 5.4

Net acquisition of subsidiaries
 32.9

(2 837.6)

-

 6.7

 219.1

 3.6

Proceeds from sale of investments
 21.9

1 338.4

 36.8

(98.3)

(451.0)

(50.4)

Net cash outflow from investing activities
(309.0)

(2 755.8)

(543.8)

Cash flows from financing activities
 0.5

 6.1

 3.7

Proceeds from issue of share capital
 22.5

 37.1

 2.9

(20.5)

(3.4)

(3.0)

Formation and share issue expenses
(18.3)

(20.8)

(113.5)

 1.6

 511.6

 3.1

Proceeds from borrowings
 18.7

3 125.8

 8.8

(33.4)

(37.8)

(8.2)

Repayment of borrowings
(50.4)

(230.7)

(184.4)

 4.7

 15.9

 0.4

Repayment on loans advanced
 2.6

 97.2

 25.9

(47.1)

 492.4

(4.0)

Net cash inflow / (outflow) from financing activities
(24.9)

3 008.6

(260.3)

 97.8

 276.7

 152.7

Net increase in cash and cash equivalents
 934.0

1 689.6

 564.3

(82.3)

(37.2)

(129.4)

Translation adjustment
(721.2)

(145.7)

(231.6)

 239.1

 254.6

 470.8

Opening cash and cash equivalents
2 828.3

1 497.2

1 164.5

 254.6

 494.1

 494.1

Closing cash and cash equivalents
3 041.1

3 041.1

1 497.2

Note to the Cash Flow Statement
Cash generated from operations
 444.2

 442.5

 97.1

Profit on ordinary activities before taxation
 594.5

2 703.1

2 404.0

Adjusted for:
 148.1

 196.3

 49.9

Amortisation of mining assets
 305.6

1 199.3

 814.6

 16.2

(48.1)

 70.7

Non-cash movements
 433.2

(294.1)

 98.7

 9.1

(4.2)

(4.2)

 (Profit) / loss on sale of mining assets
(25.6)

(25.6)

 107.3

(50.8)

(7.1)

-

Income from associates
-

(43.2)

(267.5)

(4.4)

(4.4)

(0.9)

Growth in Environmental Trust
(5.5)

(26.3)

(27.3)

(44.6)

(71.4)

(24.8)

Interest received
(151.8)

(436.6)

(246.4)

(2.4)

(0.7)

(0.4)

Dividends received
(2.5)

(4.8)

(13.4)

 17.1

 55.5

 18.0

Interest paid
 110.0

 339.4

 94.4

 38.7

 22.8

 10.9

Movement in working capital
 66.4

 139.3

 214.0

 571.2

 581.2

 216.3

1 324.3

3 550.5

3 178.4

The following analyses the movement in working capital:
 45.6

 4.4

(5.8)

(Increase) / decrease in inventories
(35.7)

 26.7

 252.0

 1.3

(7.5)

(2.9)

(Increase) / decrease in trade and other receivables
(17.7)

(45.9)

 7.1

(8.2)

 25.9

 19.6

Increase / (decrease) in trade and other payables
 119.8

 158.5

(45.1)

 38.7

 22.8

 10.9

 66.4
"The results have been prepared in accordance with Internationa Accounting Standards."
 139.3

 214.0

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
106 614 678 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5 111

5 247

21 055

22 155

- waste
 182

 155

 649

 241

- total
5 293

5 402

21 704

22 396

Yield
- g/t
- reef
 8.29

 8.46

 8.31

 8.16

- waste
 0.65

 0.83

 0.81

 0.88

- average
 8.03

 8.24

 8.09

 8.08

Gold produced
- kg
- reef
42 370

44 371

174 994

180 831

- waste
 119

 128

 527

 212

- total
42 489

44 499

175 521

181 043

PRODUCTIVITY
g/employee
- target
 224

 225

 222

 174

- actual
 207

 220

 210

 184

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13 151

13 451

54 354

57 511

Yield
- g/t
 0.31

 0.31

 0.30

 0.30

Gold produced
- kg
4 119

4 113

16 165

17 025

OPEN-PIT OPERATIONS
Tonnes mined
- 000
11 198

12 399

47 880

7 527

Stripping ratio
- t(mined-treated)
 /t treated
 2.55

 2.30

 2.51

 1.63

Tonnes treated
- 000
3 151

3 756

13 630

2 863

Yield
- g/t
 1.93

 1.79

 1.72

 2.54

Gold produced
- kg
6 071

6 725

23 480

7 281

TOTAL
Gold produced
- kg
52 679

55 337

215 166

205 349

Revenue - R/kg sold
- (excluding accelerated hedge)
62 305

61 589

61 577

57 168

- (including accelerated hedge)
62 735

61 754

61 830

58 830

Cash costs
- R/kg produced
43 874

40 823

41 712

39 944

Total production costs
- R/kg produced
50 201

46 714

47 842

46 060

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital:
106 614 678 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5 634

5 784

23 209

24 422

- waste
 201

 171

 715

 265

- total
5 835

5 955

23 924

24 687

Yield
- oz/t
- reef
 0.242

 0.247

 0.242

 0.238

- waste
 0.019

 0.024

 0.024

 0.026

- average
 0.234

 0.240

 0.236

 0.236

Gold produced
- oz 000
- reef
1 362

1 426

5 626

5 814

- waste
 4

 4

 17

 7

- total
1 366

1 430

5 643

5 821

PRODUCTIVITY
oz/employee
- target
 7.20

 7.24

 7.14

 5.59

- actual
 6.66

 7.07

 6.75

 5.92

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
14 497

14 828

59 915

63 395

Yield
- oz/t
 0.009

 0.009

 0.009

 0.009

Gold produced
- oz 000
 132

 133

 520

 547

OPEN-PIT OPERATIONS
Tons mined
- 000
12 344

13 667

52 779

8 297

Stripping ratio
- t(mined-treated)
 /t treated
2.55
2.30
2.51
1.63
Tons treated
- 000
3 474

4 140

15 024

3 156

Yield
- oz/t
 0.056

 0.052

 0.050

 0.074

Gold produced
- oz 000
 195

 216

 755

 234

TOTAL
Gold produced
- oz 000
1 693

1 779

6 918

6 602

Revenue - $/oz  sold
- (excluding accelerated hedge)
 316

 315

 313

 323

- (including accelerated hedge)
 319

 316

 315

 333

Cash costs
- $/ounce produced
 223

 209

 212

 225

Total production costs
- $/ounce produced
 255

 239

 244

 259

Rand/US Dollar average exchange rate
6.13

6.09

6.11

5.53

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
SA Rand million
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
1999
1999
1999
1998
Turnover
3 381.3

3 558.0

13 755.5

12 615.8

Gold revenue
3 341.6

3 460.1

13 473.1

12 312.0

Normal
3 319.0

3 450.9

13 418.8

11 964.0

Accelerated hedge
 22.6

 9.2

 54.3

 348.0

Cost of sales
2 643.2

2 636.3

10 385.6

9 703.3

Cash costs
2 314.3

2 282.9

9 027.4

8 202.4

Retrenchment costs
 25.9

 9.1

 57.7

 348.0

Rehabilitation and other non cash costs
 23.5

 42.0

 112.1

 107.0

Production costs
2 363.7

2 334.0

9 197.2

8 657.4

Amortisation of mining assets
 305.6

 301.1

1 199.3

 814.6

Total production costs
2 669.3

2 635.1

10 396.5

9 472.0

Inventory change
(26.1)

 1.2

(10.9)

 231.3

-

-

Operating profit
 698.4

 823.8

3 087.5

2 608.7

Corporate administration and other expenses
 33.5

 43.1

 161.4

 271.8

Market development costs
 22.8

 22.6

 90.6

 55.2

Research and development
 12.9

 11.3

 42.7

 27.1

Exploration costs
 110.1

 62.2

 286.8

 203.5

Profit from operations
 519.1

 684.6

2 506.0

2 051.1

 Interest paid
 110.0

 98.6

 339.4

 94.4

 Interest receivable
 151.8

 97.6

 436.6

 246.4

 Income from associates
-

-

 43.2

 267.5

 Growth in Environmental Trust
 5.5

 11.0

 26.3

 27.3

 Dividends received
 2.5

 0.4

 4.8

 13.4

 Profit (loss) on sale of mining assets
 25.6

-

 25.6

(107.3)

Profit on ordinary activities before taxation
 594.5

 695.0

2 703.1

2 404.0

 Taxation
 96.6

 172.7

 227.7

 693.5

 Normal taxation
 89.9

 173.8

 649.8

 885.5

 Deferred taxation
- current
 6.7

(1.1)

 37.8

(192.0)

- rate change
-

-

(459.9)

-

Profit on ordinary activities after taxation
 497.9

 522.3

2 475.4

1 710.5

 Profit on sale of associate
-

-

 543.2

-

 Goodwill written off
(45.2)

 23.5

 335.8

-

 Minority interest
 11.3

 5.5

 28.9

-

Profit attributable to ordinary shareholders
 531.8

 493.3

2 653.9

1 710.5

Attributable earnings
 - cents per share
  540

  504

 2 695

 1 748

Headline earnings *
 - Rm
 486.6

 516.8

2 446.5

1 533.8

 - cents per share
  494

  528

 2 485

 1 568

Headline earnings before deferred tax
 rate adjustment
 - Rm
 486.6

 516.8

1 986.6

1 533.8

 - cents per share
  494

  528

 2 018

 1 568

Dividends
 - Rm
2 058.9

1 515.3

 - cents per share
 2 000

 1 550

Capital expenditure
 - mining direct
 361.9

 303.1

1 162.9

 894.2

 - other
 3.7

 23.4

 90.6

 64.6

 - recoupments
-

-

-

(402.8)

Net capital expenditure
 365.6

 326.5

1 253.5

 556.0

* Headline earnings is based on earnings before the profit realised on sale of associate and goodwill written off.
The prior year has been adjusted for the exceptional earnings in associate and disposal of mining shafts.

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
US Dollar million
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
1999
1999
1999
1998
Turnover
 551.9

 584.7

2 251.5

2 295.9

Gold revenue
 545.5

 568.6

2 205.2

2 240.6

Normal
 541.8

 563.4

2 196.3

2 172.4

Accelerated hedge
 3.7

 5.2

 8.9

 68.2

Cost of sales
 431.4

 433.2

1 699.9

1 771.0

Cash costs
 377.8

 375.1

1 477.5

1 495.0

Retrenchment costs
 4.2

 1.5

 9.4

 68.2

Rehabilitation and other non cash costs
 3.8

 6.9

 18.5

 17.1

Production costs
 385.8

 383.5

1 505.4

1 580.3

Amortisation of mining assets
 49.9

 49.5

 196.3

 148.1

Total production costs
 435.7

 433.0

1 701.7

1 728.4

Inventory change
(4.3)

 0.2

(1.8)

 42.6

-

-

-

Operating profit
 114.1

 135.4

 505.3

 469.6

Corporate administration and other expenses
 5.5

 7.1

 26.4

 49.9

Market development costs
 3.7

 3.7

 14.8

 10.0

Research and development
 2.1

 1.9

 7.0

 4.7

Exploration costs
 18.0

 10.2

 46.9

 36.8

Profit from operations
 84.8

 112.5

 410.2

 368.2

Interest paid
 18.0

 16.2

 55.5

 17.1

Interest receivable
 24.8

 16.0

 71.4

 44.6

Income from associates
-

-

 7.1

 50.8

Grwoth in Environmental Trust
 0.9

 1.8

 4.4

 4.4

Dividends received
 0.4

 0.1

 0.7

 2.4

 Profit (loss) on sale of mining assets
 4.2

-

 4.2

(9.1)

Profit on ordinary activities before taxation
 97.1

 114.2

 442.5

 444.2

Taxation
 15.8

 28.4

 37.2

 126.7

Normal taxation
 14.7

 28.6

 106.4

 159.0

Deferred taxation
- current
 1.1

(0.2)

 6.2

(32.3)

- rate change
-

-

(75.4)

-

Profit on ordinary activities after taxation
 81.3

 85.8

 405.3

 317.5

 Profit on sale of associate
-

-

 88.7

-

Goodwill written off
(7.4)

 3.9

 55.1

-

Minority interest
 1.8

 0.9

 4.7

-

Profit attributable to ordinary shareholders
 86.9

 81.0

 434.2

 317.5

Attributable earnings
 - cents per share
  88

 83

  441

 324

Headline earnings *
 - $m
 79.5

 84.9

 400.6

 276.9

 - cents per share
  81

 87

  407

 283

Headline earnings before deferred  tax
 rate adjustment
 - $m
 79.5

 84.9

 325.2

 276.9

 - cents per share
  81

 87

  330

 283

Dividends
 - $m
 337.4

 257.7

 - cents per share
 328

 264

Capital expenditure
 - mining direct
 59.1

 49.9

 190.4

 162.4

 - other
 1.1

 3.8

 14.8

 11.5

 - recoupments
-

-

-

(73.2)

Net capital expenditure
 60.2

 53.7

 205.2

 100.7

* Headline earnings is based on earnings before the profit realised on sale of associate and goodwill written off.
The prior year has been adjusted for the exceptional earnings in associate and disposal of mining shafts.

SOUTH AFRICAN OPERATIONS
VAAL RIVER
Great Noligwa Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 112

 116

 435

1 210

1 249

4 681

Milled - 000
- tonnes
/
- tons
- reef
 614

 627

2 441

 677

 691

2 691

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
 614

 627

2 441

 677

 691

2 691

Yield
- g/t
/
- oz/t
- reef
11.34

12.59

12.75

 0.331

 0.367

 0.372

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
11.34

12.59

12.75

 0.331

 0.367

 0.372

Gold produced
- kg
/
- oz 000
- reef
6 963

7 893

31 137

 224

 254

1 001

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
6 963

7 893

31 137

 224

 254

1 001

Revenue
- R/kg
/
- $/oz
- sold
62 289

61 739

61 662

 316

 316

 314

Cash costs
- R
/
- $
- ton milled
 418

 383

 383

 62

 57

 57

- R/kg
/
- $/oz
- produced
36 827

30 413

30 019

 187

 155

 153

PRODUCTIVITY
per employee
- g
/
- oz
- target
 244

 253

 255

7.86

8.13

8.21

- actual
 224

 254

 248

7.19

8.17

7.97

per employee
- m2
/
- ft2
- target
3.65

3.75

3.61

39.29

40.36

38.89

- actual
3.61

3.74

3.46

38.86

40.26

37.28

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
432.9
486.1
1915.9
70.7

79.9

313.7

Accelerated hedge revenue
0.9
1.2
4.0
 0.1

 0.2

 0.6

Total gold revenue
433.8
487.3
1919.9
 70.8

 80.1

 314.3

Cost of sales
293.2
276.0
1076.3
 47.8

 45.4

 176.1

Cash costs
 256.4

 240.1

 934.7

 41.9

 39.4

 153.0

Retrenchment costs
 0.9

 1.3

 4.0

 0.1

 0.2

 0.6

Rehabilitation costs
 1.4

 1.3

 4.4

 0.2

 0.2

 0.7

Other non-cash costs
 1.6

 1.0

 4.8

 0.3

 0.3

 1.0

Production costs
 260.3

243.7
947.9
 42.5

 40.1

 155.3

Amortisation costs
 35.1

32.3
129.7
 5.7

 5.3

 21.1

Inventory change
(2.2)

-

(1.3)

(0.4)

-

(0.3)

Profit from operations
140.6
211.3
843.6
 23.0

 34.7

 138.2

Capital expenditure
- mining direct
5.3
8.1
21.9
 0.9

 1.3

 3.7

- other
0.6
(0.1)

0.7
 0.1

-

 0.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
5.9
8.0
22.6
1.0
1.3
3.8

Kopanang Mine
Tau Lekoa Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 119

 115

 443

1 277

1 238

4 772

 96

 98

 366

1 030

1 055

3 947

 508

 533

2 102

 560

 587

2 317

 452

 482

1 913

 498

 532

2 110

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 508

 533

2 102

 560

 587

2 317

 452

 482

1 913

 498

 532

2 110

7.93

7.75

7.74

 0.231

 0.226

 0.226

4.98

5.05

4.96

 0.145

 0.147

 0.145

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

7.93

7.75

7.74

 0.231

 0.226

 0.226

4.98

5.05

4.96

 0.145

 0.147

 0.145

4 026

4 132

16 272

 129

 133

 523

2 250

2 436

9 493

 72

 78

 305

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

4 026

4 132

16 272

 129

 133

 523

2 250

2 436

9 493

 72

 78

 305

62 280

61 907

61 743

 316

 316

 314

62 300

61 771

61 760

 316

 316

 314

 326

 323

 331

 48

 48

 49

 261

 226

 239

 39

 34

 35

41 069

41 625

42 731

 209

 213

 218

52 443

44 651

48 135

 266

 228

 245

 162

 160

 158

5.21

5.14

5.08

 159

 174

 165

5.11

5.59

5.31

 163

 172

 169

5.23

5.53

5.43

 174

 184

 180

5.58

5.92

5.78

4.53

4.48

4.37

48.71

48.22

47.05

6.58

7.12

6.81

70.83

76.64

73.31

4.79

4.80

4.60

51.60

51.67

49.56

7.38

7.35

6.94

79.46

79.11

74.68

249.8

254.4

1001.1

40.8

41.8

163.9

139.7

150.0

584.1

22.8

24.6

95.6

 0.9

 1.4

 3.6

 0.1

 0.2

 0.5

 0.4

 0.5

 2.0

 0.1

 0.1

 0.4

 250.7

 255.8

1 004.7

 40.9

 42.0

 164.4

 140.1

 150.5

 586.1

 22.9

 24.7

 96.0

 180.4

 185.8

 749.0

 29.4

 30.5

 122.5

 141.0

 133.1

 549.5

 23.1

 21.9

 90.1

 165.3

 172.0

 695.4

 27.0

 28.2

 113.8

 118.0

 108.7

 456.9

 19.3

 17.9

 74.8

 0.9

 1.4

 3.6

 0.1

 0.2

 0.5

 0.4

 0.5

 2.0

 0.1

 0.1

 0.4

 1.3

 1.9

 4.3

 0.2

 0.3

 0.7

 1.2

 2.1

 4.1

 0.2

 0.4

 0.7

 1.2

 0.7

 3.4

 0.2

 0.2

 0.6

 1.0

 0.7

 2.7

 0.2

-

 0.4

 168.7

 176.0

 706.7

 27.5

 28.9

 115.6

 120.6

 112.0

 465.7

 19.8

 18.4

 76.3

 12.8

 9.8

 43.0

 2.1

 1.6

 7.0

 21.1

 21.1

 84.0

 3.4

 3.5

 13.8

(1.1)

-

(0.7)

(0.2)

-

(0.1)

(0.7)

-

(0.2)

(0.1)

-

-

 70.3

 70.0

 255.7

 11.5

 11.5

 41.9

(0.9)

 17.4

 36.6

(0.2)

 2.8

 5.9

 22.1

-

 22.1

 3.6

-

 3.6

 0.1

 0.1

-

-

-

-

 0.1

(0.3)

(0.1)

-

-

-

-

(0.1)

(0.1)

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 22.2

(0.3)

 22.0

 3.6

-

 3.6

 0.1

-

(0.1)

-

-

-

VAAL RIVER
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1 181

1 402

5 058

1 302

1 546

5 576

 - total
1 181

1 402

5 058

1 302

1 546

5 576

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 0.54

 0.47

 0.50

 0.016

 0.014

 0.015

 - average
 0.54

 0.47

 0.50

 0.016

 0.014

 0.015

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 641

 660

2 523

 21

 22

 82

 - total
 641

 660

2 523

 21

 22

 82

Revenue
- R/kg
/
- $/oz
- sold
62 080

61 583

61 568

 315

 315

 313

Cash costs
- R
/
- $
- ton milled
 19

 18

 18

 3

 3

 3

- R/kg
/
- $/oz
- produced
35 782

37 600

36 416

 182

 192

 185

PRODUCTIVITY
per employee
- g
/
- oz
- target
 356

 332

 352

11.44

10.67

11.33

- actual
 376

 342

 338

12.07

11.00

10.85

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
39.8

40.6

155.3

6.5

6.6

25.4

Accelerated hedge revenue
-

-

 0.1

-

-

-

Total gold revenue
 39.8

 40.6

 155.4

 6.5

 6.6

 25.4

Cost of sales
 22.8

 24.9

 92.1

 3.7

 4.0

 15.0

Cash costs
 22.9

 24.8

 91.9

 3.7

 4.0

 15.0

Retrenchment costs
-

-

 0.1

-

-

-

Rehabilitation costs
-

-

-

-

-

-

Other non-cash costs
 0.1

 0.1

 0.3

-

-

-

Production costs
 23.0

 24.9

 92.3

 3.7

 4.0

 15.0

Amortisation costs
-

-

-

-

-

-

Inventory change
(0.2)

-

(0.2)

-

-

-

Profit from operations
 17.0

 15.7

 63.3

 2.8

 2.6

 10.4

Capital expenditure
- mining direct
 91.0

 78.1

 321.4

 14.9

 12.8

 52.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 91.0

 78.1

 321.4

 14.9

 12.8

 52.6

Moab Khotsong

ERGO
Ergo
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/
- tons
- 000
11 088

11 039

45 905

12 222

12 168

50 601

Yield
- g/t
/
- oz/t
 0.25

 0.23

 0.23

 0.007

 0.007

 0.007

Gold produced
- kg
/
- oz 000
2 824

2 489

10 584

 91

 80

 340

Revenue
- R/kg
/
- $/oz
- sold
62 235

61 661

61 656

 316

 315

 314

Cash costs
- R
/
- $
- ton treated
 9

 11

 11

 1

 2

 2

- R/kg
/
- $/oz
- produced
35 547

49 581

45 958

 180

 253

 234

FINANCIAL RESULTS (MILLION)
Gold normal revenue
175.7

153.3

651.8

28.7

25.2

106.7

Accelerated hedge revenue
 0.1

 0.2

 0.8

-

-

-

Total gold revenue
 175.8

 153.5

 652.6

 28.7

 25.2

 106.7

Cost of sales
 115.6

 140.5

 561.6

 18.9

 23.0

 91.9

Cash costs
 100.4

 123.4

 486.4

 16.4

 20.2

 79.6

Retrenchment costs
 0.1

 0.2

 0.8

-

-

-

Rehabilitation costs
(0.4)

(0.8)

(0.2)

(0.1)

(0.1)

-

Other non-cash costs
 1.7

 0.8

 4.9

 0.3

 0.1

 0.9

Production costs
 101.8

 123.6

 491.9

 16.6

 20.2

 80.5

Amortisation costs
 16.3

 16.9

 70.7

 2.7

 2.8

 11.6

Inventory change
(2.5)

-

(1.0)

(0.4)

-

(0.2)

Profit from operations
 60.2

 13.0

 91.0

 9.8

 2.2

 14.8

Capital expenditure
-

(0.2)

 3.2

-

-

 0.6

FREE STATE
Bambanani Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 84

 75

 329

 899

 809

3 545

Milled - 000
- tonnes
/
- tons
- reef
 493

 461

2 012

 544

 508

2 217

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
 493

 461

2 012

 544

 508

2 217

Yield
- g/t
/
- oz/t
- reef
7.36

8.06

7.61

 0.215

 0.235

 0.222

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - average
7.36

8.06

7.61

 0.215

 0.235

 0.222

Gold produced
- kg
/
- oz 000
- reef
3 630

3 717

15 311

 117

 120

 493

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
3 630

3 717

15 311

 117

 120

 493

Revenue
- R/kg
/
- $/oz
- sold
63 126

61 815

61 977

 320

 316

 316

Cash costs
- R
/
- $
- ton milled
 430

 407

 379

 64

 61

 56

- R/kg
/
- $/oz
- produced
58 457

50 428

49 848

 297

 258

 254

PRODUCTIVITY
per employee
- g
/
- oz
- target
 183

 184

 180

 5.88

 5.92

 5.79

- actual
 158

 166

 168

 5.09

 5.34

 5.41

per employee
- m2
/
- ft2
- target
4.02

4.02

3.96

 43.30

 43.27

 42.59

- actual
3.65

3.37

3.62

 39.24

 36.27

 38.98

FINANCIAL RESULTS (MILLION)
Gold normal revenue
225.9

228.9

942.6

36.9

37.6

154.3

Accelerated hedge revenue
 3.3

 0.9

 6.3

 0.5

 0.1

 1.0

Total gold revenue
 229.2

 229.8

 948.9

 37.4

 37.7

 155.3

Cost of sales
 222.9

 203.7

 820.5

 36.3

 33.5

 134.3

Cash costs
 212.2

 187.4

 763.2

 34.6

 30.8

 124.9

Retrenchment costs
 3.3

 0.9

 6.3

 0.5

 0.1

 1.0

Rehabilitation costs
 1.8

 4.3

 6.1

 0.3

 0.8

 1.0

Other non-cash costs
 3.0

 1.1

 6.6

 0.5

 0.1

 1.1

Production costs
 220.3

 193.7

 782.2

 35.9

 31.8

 128.0

Amortisation costs
 8.6

 10.0

 38.6

 1.4

 1.7

 6.4

Inventory change
(6.0)

-

(0.3)

(1.0)

-

(0.1)

Profit from operations
 6.3

 26.1

 128.4

 1.1

 4.2

 21.0

Capital expenditure
- mining direct
 12.2

 8.8

 34.3

 2.0

 1.4

5.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 12.2

 8.8

 34.3

 2.0

 1.4

 5.6

Tshepong Mine
Matjhabeng Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 92

 96

 368

 994

1 033

3 963

 82

 69

 332

 886

 743

3 577

 325

 331

1 284

 358

 365

1 416

 388

 347

1 554

 428

 382

1 713

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 325

 331

1 284

 358

 365

1 416

 388

 347

1 554

 428

 382

1 713

7.28

 8.00

7.94

 0.212

 0.233

 0.231

7.85

6.54

7.21

 0.229

 0.191

 0.210

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

7.28

 8.00

7.94

 0.212

 0.233

 0.231

7.85

6.54

7.21

 0.229

 0.191

 0.210

2 363

2 647

10 190

76
85
328
3 049

2 270

11 201

 98

 73

 360

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

2 363

2 647

10 190

 76

 85

 328

3 049

2 270

11 201

 98

 73

 360

63 244

61 680

62 177

 321

 315

 317

63 231

62 482

62 447

 321

 319

 318

 397

 370

 376

 59

 55

 56

 477

 494

 461

 71

 74

 68

54 575

46 260

47 425

 277

 236

 241

60 838

75 473

63 882

 309

 386

 325

 146

 150

 150

4.71

4.82

4.83

 156

 151

 147

5.03

4.85

4.74

 158

 175

 167

5.09

5.63

5.36

 116

 87

 105

3.74

2.80

3.37

5.72
5.80
5.72
61.54

62.43

61.53

4.18

4.05

4.02

44.96

43.59

43.28

6.19
6.35
6.03
66.64

68.35

64.88

3.14

2.63

3.11

33.75

28.31

33.46

147.0

163.0

627.4

24.0

26.8

102.7

189.7

139.8

689.6

31.0

23.0

112.9

 2.4

 0.2

 6.1

 0.4

-

 1.0

 3.1

 2.1

 9.9

 0.5

 0.3

 1.6

 149.4

 163.2

 633.5

 24.4

 26.8

 103.7

 192.8

 141.9

 699.5

 31.5

 23.3

 114.5

 146.7

 144.8

 567.9

 23.9

 23.8

 92.9

 192.8

 178.9

 748.0

 31.4

 29.5

 122.4

 129.0

 122.5

 483.3

 21.1

 20.1

 79.1

 185.5

 171.4

 715.5

 30.3

 28.1

 117.1

 2.4

 0.3

 6.1

 0.4

-

 1.0

 3.1

 2.0

 9.9

 0.5

 0.3

 1.6

 1.2

 2.9

 4.1

 0.2

 0.5

 0.7

 1.6

 2.3

 3.7

 0.3

 0.4

 0.6

 2.1

 0.7

 4.6

 0.3

 0.2

 0.7

 2.7

 1.0

 5.7

 0.4

 0.4

 1.0

 134.7

 126.4

 498.1

 22.0

 20.8

 81.5

 192.9

 176.7

 734.8

 31.5

 29.2

 120.3

 16.2

 18.4

 70.4

 2.6

 3.0

 11.5

 3.3

 2.2

 11.5

 0.5

 0.3

 1.9

(4.2)

-

(0.6)

(0.7)

-

(0.1)

(3.4)

-

 1.7

(0.6)

-

 0.2

 2.7

 18.4

 65.6

 0.5

 3.0

 10.8

-

(37.0)

(48.5)

 0.1

(6.2)

(7.9)

-

-

-

-

-

-

 2.3

 10.4

 17.6

 0.4

 1.7

 2.9

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 2.3

 10.4

 17.6

 0.4

 1.7

 2.9

FREE STATE
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 882

1 010

3 391

 972

1 114

3 738

 - total
 882

1 010

3 391

 972

1 114

3 738

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 0.74

 0.95

 0.90

 0.022

 0.028

 0.026

 - average
 0.74

 0.95

 0.90

 0.022

 0.028

 0.026

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 654

 964

3 058

 21

 31

 98

 - total
 654

 964

3 058

 21

 31

 98

Revenue
- R/kg
/
- $/oz
- sold
62 107

61 581

61 542

 315

 315

 313

Cash costs
- R
/
- $
- ton milled
 41

 43

 44

 6

 6

 6

- R/kg
/
- $/oz
- produced
55 761

44 902

48 383

 283

 230

 246

PRODUCTIVITY
per employee
- g
/
- oz
- target
 208

 221

 197

6.69
7.11
6.32
- actual
 256

 373

 294

8.25
11.99
9.46
per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold normal revenue
40.6

59.4

188.2

6.6

9.8

30.8

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 40.6

 59.4

 188.2

 6.6

 9.8

 30.8

Cost of sales
 35.6

 45.6

 151.5

 5.8

 7.5

 24.7

Cash costs
 36.5

 43.3

 148.0

 6.0

 7.2

 24.3

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
 0.4

 1.4

 2.1

 0.1

 0.2

 0.2

Other non-cash costs
-

 0.3

 0.5

-

-

 0.2

Production costs
 36.9

 45.0

 150.6

 6.1

 7.4

 24.7

Amortisation costs
 0.3

 0.6

 1.7

-

 0.1

 0.2

Inventory change
(1.6)

-

(0.8)

(0.3)

-

(0.2)

Profit from operations
 5.0

 13.8

 36.7

 0.8

 2.3

 6.1

Capital expenditure
- mining direct
(1.1)

-

(0.9)

(0.2)

-

(0.2)

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
(1.1)

-

(0.9)

(0.2)

-

(0.2)

Joel Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 71

 73

 276

 765

 788

2 974

 287

 348

1 270

 316

 384

1 400

 43

 18

 124

 47

 20

 136

-

-

-

-

-

-

 330

 366

1 394

 363

 404

1 536

 6.77

 5.85

 6.08

 0.197

 0.171

 0.177

 0.77

 0.79

 0.71

 0.022

 0.023

 0.021

-

-

-

-

-

-

 5.98

 5.61

 5.61

 0.175

 0.164

 0.164

1 942

2 037

7 728

 62

 65

 248

 33

 14

 88

 1

 1

 3

-

-

-

-

-

-

1 975

2 051

7 816

 63

 66

 251

62 269

61 688

61 727

 316

 315

 314

 315

 260

 272

 47

 39

 40

52 588

46 426

48 582

 267

 237

 247

163
164
159
5.22
5.27
5.10
139
140
134
4.47
4.50
4.32
5.68
5.62
5.52
61.15
60.49
59.44
5.00
4.99
4.75
53.86
53.71
51.08
122.8

126.3

481.2

20.0

20.7

78.7

 0.3

 0.2

 1.3

 0.1

 0.1

 0.3

 123.1

 126.5

 482.5

 20.1

 20.8

 79.0

 109.2

 102.7

 421.8

 17.7

 17.0

 69.0

 103.9

 95.3

 379.7

 17.0

 15.7

 62.2

 0.3

 0.2

 1.3

 0.1

 0.1

 0.3

(0.4)

(1.8)

(1.8)

(0.2)

(0.3)

(0.3)

 3.3

 0.2

 3.2

 0.5

-

 0.4

 107.1

 93.9

 382.4

 17.4

 15.5

 62.6

(1.0)

 8.8

 34.8

(0.2)

 1.5

 5.6

 3.1

-

 4.6

 0.5

-

 0.8

 13.9

 23.8

 60.7

 2.4

 3.8

 10.0

 46.2

 33.1

 135.1

 7.5

 5.4

 22.1

-

-

-

-

-

-

-

-

-

-

-

-

 46.2

 33.1

 135.1

 7.5

 5.4

 22.1

WEST WITS
TauTona Mine (East Mine)
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 81

 75

 293

 872

 807

3 154

Milled - 000
- tonnes /
- tons
- reef
 442

 450

1 745

 487

 496

1 923

- waste
-

-

-

-

-

-

- total
 442

 450

1 745

 487

 496

1 923

Yield
- g/t
/
- oz/t
- reef
 11.05

 11.38

 11.37

 0.322

 0.332

 0.332

- waste
-

-

-

-

-

-

- average
 11.05

 11.38

 11.37

 0.322

 0.332

 0.332

Gold produced
- kg
/
- oz 000
- reef
4 883

5 122

19 843

 157

 165

 638

- waste
-

-

-

-

-

-

- total
4 883

5 122

19 843

 157

 165

 638

Revenue
- R/kg
/
- $/oz
- sold
62 185

61 607

61 617

 316

 315

 314

Cash costs
- R
/
- $
- ton milled
 419

 370

 382

 62

 55

 57

- R/kg
/
- $/oz
- produced
37 926

32 498

33 614

 193

 166

 171

PRODUCTIVITY
per employee
- g
/
- oz
- target
 302

 290

 285

 9.72

 9.32

 9.17

- actual
 248

 268

 255

 7.99

 8.62

 8.20

per employee
- m2
/
- ft2
- target
 4.45

 4.18

 4.15

 47.85

 44.99

 44.64

- actual
 4.12

 3.92

 3.77

 44.36

 42.19

 40.54

FINANCIAL RESULTS (MILLION)
Gold normal revenue
303.4

315.4

1 221.5

49.5

51.8

199.8

Accelerated hedge revenue
 0.2

 0.1

 1.1

-

 0.1

 0.3

Total gold revenue
 303.6

 315.5

1 222.6

 49.5

 51.9

 200.1

Cost of sales
 203.2

 170.0

 705.7

 33.0

 28.0

 115.6

Cash costs
 185.2

 166.4

 667.0

 30.2

 27.3

 109.1

Retrenchment costs
 0.2

 0.1

 1.1

-

 0.1

 0.3

Rehabilitation costs
 1.5

 1.6

 4.2

 0.2

 0.3

 0.7

Other non-cash costs
 3.3

 1.2

 6.5

 0.5

 0.2

 1.1

Production costs
 190.2

 169.3

 678.8

 30.9

 27.9

 111.2

Amortisation costs
 3.7

 0.7

 26.8

 0.6

 0.1

 4.4

Inventory change
 9.3

-

 0.1

 1.5

-

-

Profit from operations
 100.4

 145.5

 516.9

 16.5

 23.9

 84.5

Capital expenditure
- mining direct
 6.5

 5.2

 21.6

 1.1

 0.9

 3.6

- other
 1.7

 1.4

 4.8

 0.3

 0.2

 0.8

- recoupments
-

-

-

-

-

-

Net capital expenditure
 8.2

 6.6

 26.4

 1.4

 1.1

 4.4

Savuka Mine (West Mine)
Mponeng Mine (South Mine)
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 55

 55

 215

 592

 592

2 314

 65

 65

 258

 700

 699

2 777

 242

 267

1 107

 267

 294

1 220

 375

 377

1 574

 413

 416

1 735

-

-

-

-

-

-

-

-

-

-

-

-

 242

 267

1 107

 267

 294

1 220

 375

 377

1 574

 413

 416

1 735

8.07

7.48

7.16

 0.235

 0.218

 0.209

9.39

10.05

8.71

 0.274

 0.293

 0.254

-

-

-

-

-

-

-

-

-

-

-

-

8.07

7.48

7.16

 0.235

 0.218

 0.209

9.39

10.05

8.71

 0.274

 0.293

 0.254

1 953

1 996

7 921

 63

 64

 255

3 522

3 789

13 702

 113

 122

 440

-

-

-

-

-

-

-

-

-

-

-

-

1 953

1 996

7 921

 63

 64

 255

3 522

3 789

13 702

 113

 122

 440

66 599

61 970

62 826

 338

 317

 320

62 305

61 701

61 741

 316

 315

 314

 475

 412

 410

 70

 62

 61

 452

 426

 409

 67

 63

 61

58 809

55 178

57 325

 299

 282

 292

48 081

42 345

47 007

 244

 216

 239

175

167

168

5.63

5.37

5.41

187

195

193

6.02

6.27

6.19

139

136

132

4.47

4.37

4.25

204

224

199

6.57

7.20

6.40

4.60

4.38

4.46

49.55

47.15

48.00

4.37

4.30

4.21

47.07

46.28

45.31

3.91

3.76

3.59

42.14

40.47

38.62

3.77

3.84

3.75

40.61

41.33

40.33

121.3

122.9

487.5

19.8

20.2

79.8

219.2

233.3

844.4

35.8

38.3

138.1

 8.8

 0.8

 10.1

 1.4

 0.1

 1.6

 0.2

 0.4

 1.6

-

-

 0.3

 130.1

 123.7

 497.6

 21.2

 20.3

 81.4

 219.4

 233.7

 846.0

 35.8

 38.3

 138.4

 133.7

 113.9

 479.9

 21.8

 18.7

 78.7

 193.0

 174.2

 696.4

 31.4

 28.6

 114.0

 114.9

 110.1

 454.1

 18.8

 18.1

 74.4

 169.3

 160.4

 644.1

 27.6

 26.4

 105.4

 8.8

 0.8

 10.1

 1.4

 0.1

 1.6

 0.2

 0.4

 1.6

-

-

 0.3

 0.2

 0.7

 1.1

-

 0.1

 0.3

 1.1

 1.5

 3.7

 0.2

 0.2

 0.6

 2.2

 0.6

 3.6

 0.4

 0.1

 0.6

 2.6

 0.7

 4.5

 0.4

 0.2

 0.7

 126.1

 112.2

 468.9

 20.6

 18.4

 76.9

 173.2

 163.0

 653.9

 28.2

 26.8

 107.0

 3.8

 1.7

 10.9

 0.6

 0.3

 1.8

 13.0

 11.2

 41.4

 2.1

 1.8

 6.8

 3.8

-

 0.1

 0.6

-

-

 6.8

-

 1.1

 1.1

-

 0.2

(3.6)

 9.8

 17.7

(0.6)

 1.6

 2.7

 26.4

 59.5

 149.6

 4.4

 9.7

 24.4

 4.3

 2.9

 11.0

 0.7

 0.5

 1.8

 55.6

 34.8

 157.9

 9.1

 5.7

 25.8

 1.1

 0.8

 2.9

 0.2

 0.1

 0.5

 16.1

 9.6

 39.3

 2.6

 1.6

 6.4

-

-

-

-

-

-

-

-

-

-

-

-

 5.4

 3.7

 13.9

 0.9

 0.6

 2.3

 71.7

 44.4

 197.2

 11.7

 7.3

 32.2

WEST WITS
Elandsrand Mine
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 101

 102

 417

1 087

1 098

4 488

Milled - 000
- tonnes /
- tons
- reef
 428

 436

1 794

 472

 481

1 978

- waste
 6

 6

 26

 7

 7

 29

- total
 434

 442

1 820

 479

 488

2 007

Yield
- g/t
/
- oz/t
- reef
7.50

7.94

7.60

 0.219

 0.232

 0.222

- waste
 0.50

 0.33

 0.38

 0.015

 0.010

 0.011

- average
7.41

7.84

7.50

 0.216

 0.229

 0.219

Gold produced
- kg
/
- oz 000
- reef
3 211

3 462

13 643

 103

 111

 438

- waste
 3

 2

 10

-

-

-

- total
3 214

3 464

13 653

 103

 111

 438

Revenue
- R/kg
/
- $/oz
- sold
62 672

61 581

61 931

 318

 315

 315

Cash costs
- R
/
- $
- ton milled
 411

 363

 364

 61

 54

 54

- R/kg
/
- $/oz
- produced
55 531

46 336

48 566

 282

 237

 247

PRODUCTIVITY
per employee
- g
/
- oz
- target
 198

 202

 207

 6.36

 6.49

 6.64

- actual
 169

 180

 178

 5.44

 5.79

 5.73

per employee
- m2
/
- ft2
- target
 6.40

 6.40

 6.40

 68.90

 68.89

 68.92

- actual
 5.31

 5.29

 5.45

 57.21

 56.94

 58.61

FINANCIAL RESULTS (MILLION)
Gold normal revenue
200.1

213.4

840.8

32.7

35.0

137.6

Accelerated hedge revenue
 1.4

-

 4.7

 0.2

-

 0.8

Total gold revenue
 201.5

 213.4

 845.5

 32.9

 35.0

 138.4

Cost of sales
 199.7

 171.3

 721.1

 32.5

 28.1

 118.0

Cash costs
 178.5

 160.5

 663.1

 29.1

 26.4

 108.5

Retrenchment costs
 1.4

-

 4.7

 0.2

-

 0.8

Rehabilitation costs
(1.8)

(1.0)

(2.4)

(0.3)

(0.2)

(0.4)

Other non-cash costs
 2.0

 0.4

 3.3

 0.3

-

 0.5

Production costs
 180.1

 159.9

 668.7

 29.3

 26.2

 109.4

Amortisation costs
 13.9

 11.4

 47.0

 2.3

 1.9

 7.7

Inventory change
 5.7

-

 5.4

 0.9

-

 0.9

Profit from operations
 1.8

 42.1

 124.4

 0.4

 6.9

 20.4

Capital expenditure
- mining direct
 21.3

 23.1

 100.4

 3.5

 3.8

 16.4

- other
 2.2

 4.3

 18.0

 0.4

 0.7

 3.0

- recoupments
-

-

-

-

-

-

Net capital expenditure
 23.5

 27.4

 118.4

 3.9

 4.5

 19.4

Deelkraal Mine
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 39

 39

 146

 420

 420

1 572

 202

 207

 790

 223

 228

 871

 133

 131

 499

 147

 144

 550

 335

 338

1 289

 370

 372

1 421

 6.60

 7.52

 7.05

 0.192

 0.219

 0.206

 0.62

 0.85

 0.86

 0.018

 0.025

 0.025

 4.23

 4.94

 4.65

 0.123

 0.144

 0.136

1 333

1 557

5 571

 43

 50

 179

 83

 112

 429

 3

 3

 14

1 416

1 669

6 000

 46

 53

 193

62 654

62 240

61 992

 318

 318

 316

 291

 268

 279

 43

 40

 41

68 735

54 290

60 043

 349

 277

 306

 152

 159

 166

 4.87

 5.11

 5.34

 125

 143

 129

 4.01

 4.60

 4.15

 4.32

 4.37

 4.33

 46.46

 47.04

 46.60

 3.43

 3.35

 3.14

 36.97

 36.06

 33.78

88.0

102.7

369.3

14.4

16.9

60.5

 0.7

 1.1

 2.6

 0.1

 0.2

 0.4

 88.7

 103.8

 371.9

 14.5

 17.1

 60.9

 113.6

 104.4

 415.7

 18.6

 17.1

 68.1

 97.3

 90.6

 360.3

 15.9

 14.9

 59.0

 0.7

 1.1

 2.6

 0.1

 0.2

 0.4

(1.1)

(1.7)

(2.2)

(0.2)

(0.4)

(0.4)

 1.1

 0.7

 2.9

 0.2

 0.2

 0.5

 98.0

 90.7

 363.6

 16.0

 14.9

 59.5

 12.8

 13.7

 49.5

 2.1

 2.2

 8.1

 2.8

-

 2.6

 0.5

-

 0.5

(24.9)

(0.6)

(43.8)

(4.1)

(0.0)

(7.2)

 1.9

 2.4

 11.9

 0.3

 0.3

 1.9

-

-

-

-

-

-

-

-

-

-

-

-

 1.9

 2.4

 11.9

 0.3

 0.3

 1.9

OTHER AFRICAN OPERATIONS
Navachab
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes
/
- tons
- 000
1 548

1 617

5 176

1 707

1 782

5 705

Volume mined
- bcm
/
- bcy
- 000
 582

 604

1 934

 761

 790

2 530

Stripping ratio
- t(mined-treated)
 /t treated
 3.18

 3.58

 3.36

 3.18

 3.58

 3.36

Treated
- tonnes
/
- tons
- 000
 370

 353

1 186

 408

 389

1 307

Mill head grade
- g/t
/
- oz/t
1.71

1.54

1.71

 0.050

 0.045

 0.050

Metallurgical recovery
- %
90.51

89.62

92.02

90.51

89.62

92.02

Gold produced
- kg
/
- oz 000
 590

 487

1 729

 19

 16

 56

Revenue
- R/kg
/
- $/oz
- sold
60 341

59 622

59 672

 306

 305

 304

Cash costs
- R/kg
/
- $/oz
- produced
42 691

47 343

47 209

 217

 242

 240

PRODUCTIVITY
per employee
- g
/
- oz
- target
 529

 496

 467

17.00

15.96

15.00

- actual
 568

 464

 480

18.27

14.92

15.44

FINANCIAL RESULTS ( MILLION)
Gold revenue
 38.9

 26.2

 104.6

 6.3

 4.3

 17.1

Cost of sales
 35.0

 23.2

 84.0

 5.6

 3.9

 13.8

Cash costs
 25.2

 23.0

 81.6

 4.1

 3.7

 13.4

Rehabilitation costs
 6.8

(0.5)

(3.4)

 1.1

(0.1)

(0.5)

Other non-cash costs
 0.3

 0.3

 0.9

-

 0.2

 0.1

Production costs
 32.3

 22.8

 79.1

 5.2

 3.8

 13.0

Amortisation costs
 2.7

 1.2

 5.4

 0.4

 0.2

 0.9

Inventory change
-

(0.8)

(0.5)

-

(0.1)

(0.1)

Profit from operations
 3.9

 3.0

 20.6

 0.7

 0.4

 3.3

Capital expenditure
 0.2

 0.1

 1.0

-

-

 0.2

Sadiola - Attributable 38%
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
1 443

1 067

5 513

1 591

1 176

6 077

 818

 597

3 045

1 070

 781

3 983

 1.84

 1.16

 1.81

 1.84

 1.16

 1.81

 508

 493

1 961

 560

 543

2 162

3.7

3.88

3.43

 0.108

 0.113

 0.100

96.98

97.16

96.95

96.98

97.16

96.95

1 572

1 858

6 417

 51

 60

 206

59 295

58 129

60 475

 301

 297

 306

21 357

17 153

19 916

 108

 88

 102

2 488

2 974

2 146

80.00

95.62

69.00

1 821

2 254

1 929

58.55

72.48

62.03

 90.0

 120.1

 387.6

 14.7

 19.8

 63.5

 56.5

 65.0

 229.9

 9.2

 10.7

 37.6

 33.6

 31.9

 128.9

 5.5

 5.2

 21.1

(0.4)

(0.4)

(1.2)

(0.1)

(0.1)

(0.2)

 6.0

 8.5

 26.8

 1.0

 1.5

 4.4

 39.2

 40.0

 154.5

 6.4

 6.6

 25.3

 19.0

 18.8

 74.6

 3.1

 3.1

 12.2

(1.7)

 6.2

 0.8

(0.3)

 1.0

 0.1

 33.5

 55.1

 157.7

 5.5

 9.1

 25.9

(6.6)

 2.1

 3.6

(1.1)

 0.4

 0.6

NORTH AMERICAN OPERATIONS
Cripple Creek & Victor J.V.
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes
/
- tons
- 000
-

-

-

-

-

-

Mill head grade
- g/t
/
- oz/t
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
6 581

7 015

27 048

7 255

7 733

29 816

Stripping ratio
- t(mined-treated)
 /t treated
 2.29

 1.62

 1.82

 2.29

 1.62

 1.82

Treated
- tonnes
/
- tons
- 000
1 999

2 675

9 586

2 203

2 949

10 566

Mill head grade
- g/t
/
- oz/t
 0.69

 0.88

 0.69

 0.020

 0.026

 0.020

Gold in ore
- kg
/
- oz 000
1 741

2 358

7 191

 56

 76

 231

Yield
- g/t
/
- oz/t
 0.87

 0.88

 0.75

 0.025

 0.026

 0.022

Gold produced
- kg
/
- oz 000
1 741

2 358

7 191

 56

 76

 231

Total
Yield
- g/t
/
- oz/t
 0.87

 0.88

 0.75

 0.025

 0.026

 0.022

Gold produced
- kg
/
- oz 000
1 741

2 358

7 191

 56

 76

 231

Revenue
- R/kg
/
- $/oz
- sold
62 950

62 465

61 311

 320

 319

 312

Cash costs
- R/kg
/
- $/oz
- produced
33 052

32 655

32 737

 168

 167

 167

PRODUCTIVITY
per employee
- g
/
- oz
- target
2 146

2 146

2 084

 69

 69

 67

- actual
2 092

2 613

2 008

 67

 84

 65

FINANCIAL RESULTS (MILLION)
Gold revenue
 109.6

 147.3

 440.9

 17.9

 24.2

 72.2

Cost of sales
 102.9

 123.0

 397.1

 16.8

 20.2

 65.0

Cash costs
 80.5

 77.0

 258.4

 13.1

 12.7

 42.3

Rehabilitation costs
 3.0

 3.3

 12.5

 0.5

 0.5

 2.0

Other non-cash costs
-

-

-

-

-

-

Production costs
 83.5

 80.3

 270.9

 13.6

 13.2

 44.3

Amortisation costs
 42.3

 42.7

 149.1

 6.9

 7.0

 24.4

Inventory change
(22.9)

-

(22.9)

(3.7)

-

(3.7)

Profit from operations
 6.7

 24.3

 43.8

 1.1

 4.0

 7.2

Capital expenditure
 46.3

 49.5

 144.5

 7.6

 8.1

 23.6

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 148

 164

 610

 163

 181

 672

 101

 109

 418

 111

 120

 460

 13.85

 12.87

 13.13

 0.404

 0.375

 0.383

1 402

1 403

5 483

 45

 45

 176

 13.11

 11.51

 12.33

 0.382

 0.333

 0.359

1 323

1 255

5 147

 43

 40

 165

 570

1 545

5 701

 628

1 703

6 285

 2.80

 12.52

 11.69

 2.80

 12.52

 11.69

 150

 114

 449

 165

 126

 495

 10.63

 5.95

 8.23

 0.310

 0.175

 0.240

1 599

 678

3 642

 51

 22

 117

 6.38

 5.32

 6.14

 0.186

 0.159

 0.179

 957

 607

2 759

 31

 20

 89

 9.09

 8.35

 9.12

 0.265

 0.244

 0.266

2 280

1 862

7 906

 73

 60

 254

63 307

63 091

61 422

 321

 322

 313

30 913

36 574

35 163

 157

 187

 179

2 271

2 208

2 022

 73

 71

 65

2 718

2 084

2 182

 87

 67

 70

 144.4

 117.5

 485.6

 23.6

 19.3

 79.5

 101.9

 99.3

 398.4

 16.6

 16.3

 65.2

 74.4

 68.1

 281.9

 12.1

 11.2

 46.1

 4.4

 2.6

 12.5

 0.7

 0.4

 2.0

-

-

-

-

-

-

 78.8

 70.7

 294.4

 12.8

 11.6

 48.1

 27.0

 28.6

 107.9

 4.4

 4.7

 17.7

(3.9)

-

(3.9)

(0.6)

-

(0.6)

 42.5

 18.2

 87.2

 7.0

 3.0

 14.3

 24.9

 26.2

 90.8

 4.1

 4.3

 14.9

SOUTH AMERICAN OPERATIONS
Morro Velho
Prepared in accordance with International
Quarter
Quarter
Year
Quarter
Quarter
Year
Accounting Standards.
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
 178

 188

 740

 196

 207

 816

Treated
- tonnes
/
- tons
- 000
 180

 188

 742

 199

 207

 818

Mill head grade
- g/t
/
- oz/t
7.85

6.88

7.58

 0.229

 0.203

 0.221

Gold in ore
- kg
/
- oz 000
1 410

1 294

5 606

 45

 42

 180

Yield
- g/t
/
- oz/t
7.32

7.43

7.3

 0.213

 0.217

 0.213

Gold produced
- kg
/
- oz 000
1 317

1 396

5 417

 42

 45

 174

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
 231

 276

1 146

 254

 304

1 263

Stripping ratio
- t(mined-treated)
 /t treated
 5.24

 6.26

 7.55

 5.24

 6.24

 7.55

Treated
- tonnes
/
- tons
- 000
 37

 38

 134

 41

 42

 148

Mill head grade
- g/t
/
- oz/t
5.14

4.95

5.49

 0.150

 0.143

 0.160

Gold in ore
- kg
/
- oz 000
 186

 188

 748

 6

 6

 24

Yield
- g/t
/
- oz/t
4.94

5.55

5.41

 0.144

 0.167

 0.158

Gold produced
- kg
/
- oz 000
 183

 211

 725

 6

 7

 23

Total
Yield
- g/t
/
- oz/t
6.91

7.11

7.01

 0.202

 0.209

 0.205

Gold produced
- kg
/
- oz 000
1 500

1 607

6 142

 48

 52

 197

Revenue
- R/kg
/
- $/oz
- sold
64 580

62 611

61 721

 328

 320

 314

Cash costs
- R/kg
/
- $/oz
- produced
23 124

22 589

24 293

 117

 115

 124

PRODUCTIVITY
per employee
- g
/
- oz
- target
 373

 435

 404

 12

 14

 13

- actual
 416

 435

 431

 13

 14

 14

FINANCIAL RESULTS (MILLION)
Gold revenue
 97.3

 100.0

 390.0

 15.9

 16.4

 63.8

Cost of sales
 48.6

 55.4

 225.3

 8.0

 9.2

 36.8

Cash costs
 34.7

 36.3

 149.2

 5.7

 6.0

 24.4

Rehabilitation costs
 0.3

 0.6

 1.1

 0.1

 0.1

 0.2

Other non-cash costs
 3.1

-

 3.1

 0.5

-

 0.5

Production costs
 38.1

 36.9

 153.4

 6.3

 6.1

 25.1

Amortisation costs
 12.7

 15.7

 58.8

 2.1

 2.6

 9.6

Inventory change
(2.2)

 2.8

 13.1

(0.4)

 0.5

 2.1

Profit from operations
 48.7

 44.6

 164.7

 7.9

 7.2

 27.0

Capital expenditure
 18.3

 12.1

 51.3

 3.0

 2.0

 8.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%
Cerro Vanguardia - Attributable 46.25%
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
December
September
December
December
September
December
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 79

 84

 317

 87

 92

 349

-

-

-

-

-

-

 74

 84

 310

 82

 93

 342

-

-

-

-

-

-

8.26

7.40

7.89

 0.241

 0.215

 0.230

-

-

-

-

-

-

 661

 622

2 496

 21

 20

 80

-

-

-

-

-

-

8.12

7.88

7.8

0.237

0.226

0.227

-

-

-

-

-

-

 604

 662

2 418

 19

 21

 78

-

-

-

-

-

-

-

-

-

-

-

-

 825

 879

3 295

 909

 969

3 633

-

-

-

-

-

-

 8.47

 9.59

 9.67

 8.47

 9.65

 9.67

-

-

-

-

-

-

 87

 83

 314

 96

 91

 346

-

-

-

-

-

-

 10.29

 15.77

 15.09

0.30

0.46

0.44

-

-

-

-

-

-

1 136

1 309

4 801

 37

 42

 155

-

-

-

-

-

-

 11.81

 14.52

 14.85

 0.344

 0.429

 0.433

-

-

-

-

-

-

1 029

1 205

4 659

 33

 39

 150

 8.12

 7.88

 7.80

 0.237

 0.226

 0.227

 11.81

 14.52

 14.85

 0.344

 0.429

 0.433

 604

 662

2 418

 19

 21

 78

1 029

1 205

4 659

 33

 39

 150

65 849

62 618

61 744

 334

 320

 314

55 046

62 619

59 009

 302

 320

 303

23 124

21 148

22 950

 117

 110

 117

26 449

27 469

26 146

 134

 138

 133

 809

 933

 840

 26

 30

 27

1 742

2 488

2 177

 56

 80

 70

 820

 902

 851

 26

 29

 27

1 724

3 048

2 278

 55

 60

 73

 39.4

 37.0

 149.5

 6.4

 6.1

 24.5

 63.6

 77.6

 302.6

 10.4

 12.7

 49.5

 20.3

 21.9

 86.8

 3.4

 3.7

 14.3

 42.1

 47.7

 179.7

 6.9

 7.8

 29.5

 14.0

 14.0

 55.5

 2.3

 2.3

 9.1

 26.4

 32.2

 118.4

 4.3

 5.3

 19.4

-

 0.9

 1.2

-

 0.2

 0.2

 0.4

 0.8

 1.0

 0.1

 0.1

 0.2

-

-

-

-

-

-

 1.9

 4.1

 9.4

 0.3

 0.7

 1.5

 14.0

 14.9

 56.7

 2.3

 2.5

 9.3

 28.7

 37.1

 128.8

 4.7

 6.1

 21.1

 7.1

 8.2

 30.3

 1.2

 1.4

 5.0

 16.4

 14.8

 57.9

 2.7

 2.4

 9.5

(0.8)

(1.2)

(0.2)

(0.1)

(0.2)

-

(3.0)

(4.2)

(7.0)

(0.5)

(0.7)

(1.1)

 19.1

 15.1

 62.7

 3.0

 2.4

 10.2

 21.5

 29.9

 122.9

 3.5

 4.9

 20.0

 3.0

 2.4

 11.5

 0.5

 0.4

 1.9

 0.3

 2.7

 10.1

 0.1

 0.4

 1.7

SHAFT SINKING
SHAFT SINKING  (metres)
Quarter ended
Quarter ended
Year ended
December 1999
September 1999
December 1999
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

  28

Depth to date (below collar)
 2 412

 2 412

 2 412

Rock / ventilation sub-vertical shaft
Advance
  29

  30

  133

Depth to date
  939

  910

  939

Station cutting
-

  34

  90

JOEL MINE
Taung North Shaft
Advance
  80

  26

  289

Depth to date (below collar)
 1 293

 1 213

 1 293

MPONENG MINE
Sub Shaft 1
Advance
  12

  47

  190

Depth to date
 1 208

 1 196

 1 208

SHAFT SINKING
SHAFT SINKING  (feet)
Quarter ended
Quarter ended
Year ended
December 1999
September 1999
December 1999
MOAB KHOTSONG MINE
Main shaft
Advance
-

-

  91

Depth to date (below collar)
 7 913

 7 913

 7 913

Rock / ventilation sub-vertical shaft
Advance
  95

  98

  436

Depth to date
 3 081

 2 985

 3 081

Station cutting
-

  112

  296

JOEL MINE
Taung North Shaft
Advance
  262

  85

  948

Depth to date (bellow collar)
 4 242

 3 980

 4 242

MPONENG MINE
Sub Shaft 1
Advance
  39

  154

  620

Depth to date
 3 964

 3 925

 3 964

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 1999
METRIC
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
 4 824

416

105.90

35.76

 3 787

1.44

152.40

"C" reef
  155

44

7.00

74.15

  526

3.60

25.19

Kopanang Mine
Vaal reef
 9 518

424

16.30

164.36

 2 679

4.97

80.93

"C" reef
  113

28

38.00

39.21

 1 490

1.27

48.10

Tau Lekoa Mine
Ventersdorp Contact reef
 5 222

922

93.70

9.71

  930

0.12

11.68

Moab Khotsong Mine
Vaal reef
 1 313

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
 2 667

240

104.00

17.32

 1 801

0.12

11.99

Tshepong Mine
Basal reef
 5 181

632

19.00

107.00

 2 033

1.88

35.72

"B" reef
  272

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
 1 645

140

21.10

67.62

 1 425

0.67

14.17

"A" reef
  97

36

87.60

7.98

  699

0.42

36.90

Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
 1 858

600

92.50

7.83

  724

0.01

0.74

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
 3 652

144

15.70

188.47

 2 959

1.27

19.91

Savuka Mine (West Mine)
Ventersdorp Contact reef
  337

65

64.50

14.73

  950

0.27

17.49

Mponeng Mine (South Mine)
Ventersdorp Contact reef
 6 000

848

76.20

18.41

 1 403

-

-

Elandsrand
Ventersdorp Contact reef
 4 759

770

30.90

20.00

  618

-

-

Deelkraal
Ventersdorp Contact reef
 1 053

230

192.60

4.06

  781

-

-

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 1999
IMPERIAL
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
 15 826

 1 365

41.69

1.04

3.62

2.88

10.01

"C" reef
  510

  144

2.76

2.16

0.50

7.20

1.65

Kopanang Mine
Vaal reef
 31 227

 1 391

6.42

4.79

2.56

9.94

5.32

"C" reef
  370

  92

14.96

1.14

1.43

2.54

3.17

Tau Lekoa Mine
Ventersdorp Contact reef
 17 133

 3 025

36.89

0.28

0.87

0.24

0.74

Moab Khotsong Mine
Vaal reef
 4 308

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
 8 750

  787

40.94

0.51

1.72

0.24

0.82

Tshepong Mine
Basal reef
 16 999

 2 073

7.48

3.12

1.95

3.76

2.34

"B" reef
  894

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
 5 396

  459

8.31

1.97

1.37

1.34

0.93

"A" reef
  318

  118

34.49

0.23

0.67

0.84

2.41

Taung South Shaft
(Previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
 6 096

 1 969

36.42

0.23

0.69

0.02

0.06

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
-

-

-

-

-

-

-

Carbon Leader reef
 11 982

  472

6.18

5.50

2.83

2.54

1.31

Savuka Mine (West Mine)
Ventersdorp Contact reef
 1 106

  213

25.39

0.43

0.91

0.54

1.14

Mponeng Mine (South Mine)
Ventersdorp Contact reef
 19 684

 2 782

30.00

0.54

1.34

-

-

Elandsrand
Ventersdorp Contact reef
 15 613

 2 526

12.17

0.58

0.59

-

-

Deelkraal
Ventersdorp Contact reef
 3 454

  755

75.83

0.12

0.75

-

-

(plus footwall bands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary